Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 0800)

POLL RESULTS OF THE EXTRAORDINARY GENERAL MEETING AND CLASS MEETINGS HELD ON MARCH 13, 2026

References are made to the Notice of Extraordinary General Meeting (the “EGM”), the Notice of Class A Meeting (the “Class A Meeting”), and the Notice of Class B Meeting (the “Class B Meeting,” together with the Class A Meeting, the “Class Meetings”) each dated February 6, 2026 (collectively, the “Notices”) and the circular to the holders of Company’s shares (the “Shareholders”) dated February 6, 2026 (the “Circular”) of WeRide Inc. (the “Company”). Unless otherwise defined, capitalized terms used herein shall have the same meanings as those defined in the Circular and the Notices.

POLL RESULTS OF THE EGM AND THE CLASS MEETINGS

1.	Poll Results of the EGM

The board of directors (the “Board”) of the Company is pleased to announce that the EGM was held at 11:00 a.m. (Beijing time) on March 13, 2026 at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC.

All resolutions proposed at the EGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 1,027,322,464 Shares, comprising 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favor of, against or in abstention on the resolutions proposed at the EGM. There was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the EGM, nor any Shareholder who was entitled to attend the EGM but was required to abstain from voting in favor of any resolution proposed at the EGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the EGM.

Accordingly, the total number of Shares entitling the holders to attend and vote on the resolutions numbered 1 to 8 proposed at the EGM was 1,027,322,464 Shares, comprising 972,508,041 Class A Ordinary Shares and 54,814,423 Class B Ordinary Shares. As of the date of this announcement, the Company does not hold any treasury Shares, nor are there any repurchased Shares pending cancellation that should be excluded from the total number of issued Shares for the purpose of the EGM.

* For identification purpose only

According to the Company’s eighth amended and restated memorandum and articles of association (the “Memorandum and Articles of Association”) and the Undertaking for Interim Compliance:

(i)	with regard to the resolutions numbered 1 and 2, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to 40 votes on a poll at the EGM; and

(ii)	with regard to the resolutions numbered 3 to 8, each Class A Ordinary Share shall entitle its holder to one vote and the exercise of voting rights attached to each Class B Ordinary Share will be capped at ten votes on a poll at the EGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions proposed at the EGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the EGM are set out as follows:

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To approve the proposed amendments and restatement of the Memorandum and Articles of Association by substituting them with the Amended Memorandum and Articles (as set out in part A of Appendix I to the Circular), subject to the passing of the Class-based Resolution at the Class A Meeting and Class B Meeting, and to authorize the Board to deal with all related filings and amendments (where necessary) procedures.	Class A Ordinary Shares	747,385,656 (98.302296%)	2,481,492 (0.326386%)	10,426,035 (1.371318%)	760,293,183	760,293,183
		Class B Ordinary Shares	2,192,576,920 (100.000000%)	0 (0.000000%)	0 (-)	54,814,423	2,192,576,920
		TOTAL NUMBER (CLASS A & CLASS B)	2,939,962,576 (99.562882%)	2,481,492 (0.084037%)	10,426,035 (0.353081%)	815,107,606	2,952,870,103
	The resolution has been duly passed as a special resolution with over two-thirds of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.

SPECIAL RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2.	To approve the proposed amendments and restatement of the Memorandum and Articles of Association by substituting them with the Amended Memorandum and Articles (as set out in part B of Appendix I to the Circular) (to take effect if the Class- based Resolution is not passed at either the Class A Meeting or the Class B Meeting), and to authorize the Board to deal with all related filings and amendments (where necessary) procedures.	Class A Ordinary Shares	Not applicable as the Class-based Resolution was passed at both the Class A Meeting and the Class B Meeting.
		Class B Ordinary Shares
		TOTAL NUMBER (CLASS A & CLASS B)
ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
3.	To give a general mandate to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or to transfer Class A Ordinary Shares out of treasury not exceeding 20% of the total number of issued Shares (excluding treasury Shares).	Class A Ordinary Shares	694,813,773 (91.387611%)	55,176,315 (7.257241%)	10,303,095 (1.355148%)	760,293,183	760,293,183
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (-)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,242,958,003 (94.995602%)	55,176,315 (4.216963%)	10,303,095 (0.787435%)	815,107,606	1,308,437,413
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
4.	To give a repurchase mandate to the Directors to repurchase Class A Ordinary Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding treasury Shares).	Class A Ordinary Shares	759,959,979 (99.956174%)	227,829 (0.029966%)	105,375 (0.013860%)	760,293,183	760,293,183
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (-)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,308,104,209 (99.974534%)	227,829 (0.017413%)	105,375 (0.008053%)	815,107,606	1,308,437,413
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
5.	To extend the general mandate granted to the Directors to allot, issue or deal with additional Class A Ordinary Shares and/or to transfer Class A Ordinary Shares out of treasury by the number of Class A Ordinary Shares and/or the Class A Ordinary Shares underlying ADSs repurchased by the Company.	Class A Ordinary Shares	695,389,593 (91.463347%)	54,599,640 (7.181393%)	10,303,950 (1.355260%)	760,293,183	760,293,183
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (-)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,243,533,823 (95.039611%)	54,599,640 (4.172889%)	10,303,950 (0.787500%)	815,107,606	1,308,437,413
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
6.	To approve and adopt the 2026 Share Plan, a summary of the principal terms of which is set out in Appendix III to the Circular.	Class A Ordinary Shares	722,729,984 (95.059380%)	37,360,036 (4.913898%)	203,163 (0.026722%)	760,293,183	760,293,183
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (-)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,270,874,214 (97.129156%)	37,360,036 (2.855317%)	203,163 (0.015527%)	815,107,606	1,308,437,413
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.
7.	To approve and adopt the Plan Limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to eligible Participants.	Class A Ordinary Shares	722,742,689 (95.061051%)	37,340,458 (4.911323%)	210,036 (0.027626%)	760,293,183	760,293,183
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (-)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,270,886,919 (97.130127%)	37,340,458 (2.853821%)	210,036 (0.016052%)	815,107,606	1,308,437,413
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
8.	To approve and adopt the Consultant Sub-limit on the total number of new Class A Ordinary Shares (including treasury Shares) that may be issued or transferred under the 2026 Share Plan to Consultants.	Class A Ordinary Shares	722,720,741 (95.058164%)	36,981,223 (4.864074%)	591,219 (0.077762%)	760,293,183	760,293,183
		Class B Ordinary Shares	548,144,230 (100.000000%)	0 (0.000000%)	0 (-)	54,814,423	548,144,230
		TOTAL NUMBER (CLASS A & CLASS B)	1,270,864,971 (97.128449%)	36,981,223 (2.826366%)	591,219 (0.045185%)	815,107,606	1,308,437,413
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the EGM cast in favor thereof.

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the EGM.

2.	Poll Results of the Class A Meeting

The Board is pleased to announce that the Class A Meeting was held at 10:00 a.m. (Beijing time) on March 13, 2026 at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC. The resolution proposed at the Class A Meeting has been duly passed.

As of the Share Record Date, the Company had a total of 972,508,041 Class A Ordinary Shares in issue, which was the total number of Shares entitled to vote on the resolution proposed at the Class A Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class A Meeting, nor any Shareholder who was entitled to attend the Class A Meeting but was required to abstain from voting in favor of the resolution proposed at the Class A Meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class A Meeting.

Shareholders and Shareholders’ proxies attending the Class A Meeting held a total of 760,496,383 Class A Ordinary Shares, representing approximately 78.20% of the total number of Class A Ordinary Shares carrying voting rights.

The voting results in respect of the resolution proposed at the Class A Meeting is set out as below:

ORDINARY RESOLUTION		FOR		AGAINST		ABSTAIN[1]
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	To consider and approve the Class-based Resolution to amend and restate the Memorandum and Articles of Association.	747,584,653	98.302197%	2,476,491	0.325641%	10,435,239	(1.372162%)
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class A Meeting cast in favor thereof.

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the Class A Meeting.

3.	Poll Results of the Class B Meeting

The Board is pleased to announce that the Class B Meeting was held at 10:30 a.m. (Beijing time) on March 13, 2026 at 16/F, Tower A, KWG Flourishing Biotech Square, 68 Luoxuan Boulevard, Guangzhou International Biotech Island, Huangpu District, Guangzhou, Guangdong Province, PRC. The resolution proposed at the Class B Meeting has been duly passed.

As of the Share Record Date, the Company had a total of 54,814,423 Class B Ordinary Shares in issue, which was the total number of Shares entitled to vote on the resolution proposed at the Class B Meeting. There was no Shareholder who was required to abstain from voting under the Listing Rules on the resolution proposed at the Class B Meeting, nor any Shareholder who was entitled to attend the Class B Meeting but was required to abstain from voting in favor of the resolution proposed at the Class B Meeting pursuant to Rule 13.40 of the Listing Rules. No person has indicated in the Circular that he or she intends to vote against or in abstention in respect of the resolution proposed at the Class B Meeting.

Shareholders and Shareholders’ proxies attending the Class B Meeting held a total of 54,814,423 Class B Ordinary Shares, representing 100.000000% of the total number of Class B Ordinary Shares carrying voting rights.

The voting result in respect of the resolution proposed at the Class B Meeting is set out as below:

ORDINARY RESOLUTION		FOR		AGAINST		ABSTAIN[1]
		NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)	NUMBER OF SHARES	PERCENTAGE (%)
1.	To consider and approve the Class-based Resolution to amend and restate the Memorandum and Articles of Association.	54,814,423	100.000000%	0	0.000000%	0	(-)
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the Class B Meeting cast in favor thereof.

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the Class B Meeting.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the EGM and the Class Meetings.

The following Directors attended the EGM and the Class Meetings in person or via electronic means: Dr. Tony Xu Han, Dr. Yan Li, Mr. Jean-François Salles, Ms. Huiping Yan and Mr. David Zhang. The other Directors were unable to attend the EGM and the Class Meetings due to other business commitments.

By order of the Board
WeRide Inc.
Dr. Tony Xu Han
Chairman of the Board, Executive Director and Chief Executive Officer

Hong Kong, March 13, 2026

As at the date of this announcement, the Board comprises Dr. Tony Xu Han and Dr. Yan Li as executive Directors, Mr. Kazuhiro Doi and Mr. Jean-François Salles as non-executive Directors, and Ms. Huiping Yan, Mr. David Zhang and Dr. Tony Fancheong Chan as independent non- executive Directors.